Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding a press release entitled “PLDT Files 2021 Annual Report with Sustainability Report on Form 17-A with the Philippine Securities and Exchange Commission”.

Further, please be advised that in reference to the press release in connection with the Company’s unaudited consolidated financial results as at and for the year ended December 31, 2021 that was filed with the Exchange on March 3, 2022, the fourth quarter year-on-year Enterprise revenue growth indicated in page 3 under the heading Enterprise:  scaling new highs amidst a challenging environment should be “9%” and not “94%”.

March 23, 2022

Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a press release attached thereto entitled “PLDT Files 2021 Annual Report with Sustainability Report on Form 17-A with the Philippine Securities and Exchange Commission”.

Further, please be advised that in reference to the press release in connection with the Company’s unaudited consolidated financial results as at and for the year ended December 31, 2021 that was filed with the Exchange on March 3, 2022, the fourth quarter year-on-year Enterprise revenue growth indicated in page 3 under the heading Enterprise:  scaling new highs amidst a challenging environment should be “9%” and not “94%”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Melissa V. Vergel De Dios

MELISSA V. VERGEL DE DIOS

Chief Sustainability Officer and

Investor Relations Head

March 23, 2022

SECURITIES & EXCHANGE COMMISSION

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT Files 2021 Annual Report with Sustainability Report on Form 17-A with the Philippine Securities and Exchange Commission”.

Further, please be advised that in reference to the press release in connection with the Company’s unaudited consolidated financial results as at and for the year ended December 31, 2021 that was filed with the Exchange on March 3, 2022, the fourth quarter year-on-year Enterprise revenue growth indicated in page 3 under the heading Enterprise:  scaling new highs amidst a challenging environment should be “9%” and not “94%”.

Very truly yours,

/s/Melissa V. Vergel De Dios

MELISSA V. VERGEL DE DIOS

Chief Sustainability Officer and

Investor Relations Head

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,505 As of February 28, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	March 23, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8250-0254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT FILES 2021 ANNUAL REPORT WITH SUSTAINABILITY REPORT ON FORM 17-A

WITH THE PHILIPPINE SECURITIES AND EXCHANGE COMMISSION

MANILA, Philippines, 23 March 2022 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) announced today that it has filed its Annual Report with Sustainability Report on Form 17-A for the fiscal year ended 31st December 2021 with the Philippine Securities and Exchange Commission.

The document has been posted at the PLDT website at:

   https://main.pldt.com/investor-relations/annual-and-sustainability-reports

Shareholders of PLDT may receive hard copies of the Annual Report, which contains PLDT’s complete audited financial statements, and the Sustainability Report, free of charge, upon request.

PLDT Investor Relations:

Melissa V. Vergel de Dios

Tel No:   +632 8816-8024

Fax No:  +632 8810-7138

Email:     PLDT_IR_Center@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest and fully integrated telecommunications company. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine  listed companies.

Further information can be obtained by visiting https://www.pldt.com/.

Signatures

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.
By	:	/s/Melissa V. Vergel De Dios__
Name	:	MELISSA V. VERGEL DE DIOS
Title	:	Chief Sustainability Officer and Investor Relations Head

March 23, 2022